UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-213649).

Second Quarter 2017 Financial Results

Except as otherwise required by the context, references to “Materialise,” “Company,” “we,” “us” and “our” are to Materialise NV and its subsidiaries.

Second Quarter 2017 Results

Total revenue for the second quarter of 2017 increased 21.8% to 33,612 kEUR compared to 27,597 kEUR for the second quarter of 2016, with gains in all three of our segments, particularly Materialise Manufacturing.

Revenue from our Materialise Software segment, which offers a proprietary software backbone that enables and enhances the functionality of 3D printers and 3D printing operations worldwide, increased 19.0% to 8,305 kEUR for the second quarter of 2017 from 6,981 kEUR for the same quarter last year. Recurrent revenues from annual and renewed licenses and maintenance fees grew 25.2% from the same period in the prior year.

Revenue from our Materialise Medical segment, which offers a unique platform consisting of medical planning and design software, clinical engineering services and patient specific devices, increased 9.7% to 10,646 kEUR for the second quarter of 2017 compared to 9,706 kEUR for the same period in 2016. Compared to the same quarter in 2016, revenue from our medical software grew 15.5%, and revenue from medical devices and services grew 6.6%.

Revenue from our Materialise Manufacturing segment, which offers an integrated suite of 3D printing and engineering services to industrial and commercial customers, increased 32.5% to 14,455 kEUR for the second quarter of 2017 from 10,907 kEUR for the second quarter of 2016. End part manufacturing revenues increased 89.7% compared to the same quarter in 2016.

Gross profit was 19,388 kEUR, or 57.7% of total revenue, for the second quarter of 2017 compared to 16,253 kEUR, or 58.9% of total revenue, for the second quarter of 2016.

Research and development (“R&D”), sales and marketing (“S&M”) and general and administrative (“G&A”) expenses increased, in the aggregate, 9.0% to 20,911 kEUR for the second quarter of 2017 from 19,182 kEUR for the second quarter of 2016. R&D expenses increased from 4,760 kEUR to 5,131 kEUR while S&M expenses increased from 9,533 kEUR to 10,009 kEUR. G&A expenses increased from 4,889 kEUR to 5,771 kEUR.

Net other operating income decreased by 550 kEUR to 1,228 kEUR compared to 1,778 kEUR for the second quarter of 2016. Net other operating income consists primarily of withholding tax exemptions for qualifying researchers, development grants, partial funding of R&D projects and currency exchange results on purchase and sales transactions.

Operating loss improved to (295) kEUR from (1,151) kEUR for the same period prior year. This improvement was the result of a combination of an increase in gross profit of 19.3% and an increase of only 9.0% in R&D, S&M and G&A expenses, partially offset by a slight decrease of 550 kEUR of net other operating income compared to the same quarter in 2016.

Net financial result was (427) kEUR compared to 207 kEUR for the prior-year period, reflecting variances in the currency exchange rates, primarily on the portion of the Company’s IPO proceeds held in U.S. dollars versus the euro.

Net loss for the second quarter of 2017 was (955) kEUR compared to net loss of (436) kEUR for the same period in 2016. The 2016 period contained income tax income of 639 kEUR primarily from deferred taxes compared to an expense of (191) kEUR in the 2017 period. This variance of (830) kEUR in income tax and the decrease in the net financial result of 634 kEUR, which were offset in part by a decrease of 89 kEUR in the share in the loss of a joint venture and the improvement of the operating loss by 856 kEUR, explain the increase of the net loss by (519) kEUR for the second quarter of 2017. Total comprehensive loss for the second quarter of 2017, which includes exchange differences on translation of foreign operations, was (1,403) kEUR compared to (911) kEUR for the same period in 2016.

Adjusted EBITDA (a non-IFRS financial measure defined below) increased to 2,732 kEUR from 1,034 kEUR as a result of the combination of continued revenue growth (21.8%) and a significantly lower increase in operational expenses (9.0%) as compared to the second quarter of 2016. The Adjusted EBITDA margin (Adjusted EBITDA divided by total revenue) in the second quarter of 2017 was 8.1% compared to 3.7% for the second quarter of 2016.

Our Materialise Software segment’s EBITDA rose to 2,952 kEUR from 1,602 kEUR while the segment EBITDA margin (the segment’s EBITDA divided by the segment’s revenue) was 35.5% compared to 22.9% for the prior-year period.

Our Materialise Medical segment’s EBITDA was 758 kEUR compared to 14 kEUR while the segment EBITDA margin increased to 7.1% from 0.1% for the second quarter of 2016.

Our Materialise Manufacturing segment’s EBITDA rose to 1,241 kEUR from 430 kEUR while the segment EBITDA margin increased to 8.6% from 3.9% for the same quarter in 2016.

At June 30, 2017, we had cash and equivalents of 53,832 kEUR compared to 55,912 kEUR at December 31, 2016. Cash flow from operating activities in the first six months of 2017 was 5,188 kEUR compared to 5,781 kEUR for the same period in 2016, mainly due to working capital evolution.

Net shareholders’ equity at June 30, 2017 was 77,419 kEUR compared to 79,033 kEUR at December 31, 2016.

Non-IFRS Measures

Materialise uses EBITDA and Adjusted EBITDA as supplemental financial measures of its financial performance. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of loss in a joint venture and depreciation and amortization. Adjusted EBITDA is determined by adding non-cash stock-based compensation expenses to EBITDA. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of long-term investment and financing decisions, rather than the performance of the Company’s day-to-day operations. As compared to net profit, these measures are limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the Company’s business, or the charges associated with impairments. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The Company’s calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBITDA and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The Company’s presentation of EBITDA and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1412, the reference rate of the European Central Bank on June 30, 2017.

About Materialise

Materialise incorporates more than 25 years of 3D printing experience into a range of software solutions and 3D printing services, which Materialise seeks to form the backbone of the 3D printing industry. Materialise’s open and flexible solutions enable players in a wide variety of industries, including healthcare, automotive, aerospace, art and design, and consumer goods, to build innovative 3D printing applications that aim to make the world a better and healthier place. Headquartered in Belgium, with branches worldwide, Materialise combines one of the largest groups of software developers in the industry with one of the largest 3D printing facilities in the world. For additional information, please visit: www.materialise.com.

Consolidated income statement (Unaudited)

	For the three months ended 30 June			For the six months ended 30 June
(in thousands, except per share amounts)	2017	2017	2016	2017	2016
	U.S.$	€	€	€	€
Revenue	38,358	33,612	27,597	65,533	54,264
Cost of sales	(16,232)	(14,224)	(11,344)	(27,668)	(22,049)
Gross profit	22,126	19,388	16,253	37,865	32,215
Gross profit as % of revenue	57.7%	57.7%	58.9%	57.8%	59.4%

Research and development expenses	(5,855)	(5,131)	(4,760)	(9,723)	(9,132)
Sales and marketing expenses	(11,422)	(10,009)	(9,533)	(19,617)	(18,348)
General and administrative expenses	(6,586)	(5,771)	(4,889)	(11,150)	(9,939)
Net other operating income (expenses)	1,401	1,228	1,778	2,246	3,064
Operating (loss) profit	(336)	(295)	(1,151)	(379)	(2,140)

Financial expenses	(1,503)	(1,317)	(609)	(2,236)	(1,506)
Financial income	1,016	890	816	1,667	979
Share in loss of joint venture	(48)	(42)	(131)	(431)	(299)
(Loss) profit before taxes	(871)	(764)	(1,075)	(1,379)	(2,966)

Income taxes	(218)	(191)	639	(392)	(621)
Net (loss) profit of the period	(1,089)	(955)	(436)	(1,771)	(3,587)
Net (loss) profit attributable to:
The owners of the parent	(1,089)	(955)	(436)	(1,771)	(3,587)
Non-controlling interest	—	—	—	—	—

Earnings per share attributable to ordinary owners of the parent
Basic	(0.02)	(0.02)	(0.01)	(0.04)	(0.08)
Diluted	(0.02)	(0.02)	(0.01)	(0.04)	(0.08)

Weighted average basic shares outstanding	47,325	47,325	47,325	47,325	47,325
Weighted average diluted shares outstanding	47,325	47,325	47,325	47,325	47,325

Consolidated statements of comprehensive income (Unaudited)

	For the three months ended 30 June			For the six months ended 30 June
(in thousands)	2017	2017	2016	2017	2016
	U.S.$	€	€	€	€
Net profit (loss) for the period	(1,089)	(955)	(436)	(1,771)	(3,587)
Other comprehensive income
Exchange difference on translation of foreign operations	(511)	(448)	(475)	(326)	(1,439)
Other comprehensive income (loss), net of taxes	(511)	(448)	(475)	(326)	(1,439)
Total comprehensive income (loss) for the year, net of taxes	(1,600)	(1,403)	(911)	(2,097)	(5,026)
Total comprehensive income (loss) attributable to:
The owners of the parent	(1,600)	(1,403)	(911)	(2,097)	(5,026)
Non-controlling interest	—	—	—	—	—

Consolidated statement of financial position (Unaudited)

	As of June 30	As of December 31
(in thousands)	2017	2016
	€	€
Assets

Non-current assets
Goodwill	8,771	8,860
Intangible assets	9,385	9,765
Property, plant & equipment	58,327	45,063
Investments in joint ventures	69	—
Deferred tax assets	246	336
Other non-current assets	2,485	2,154
Total non-current assets	79,283	66,178

Current assets
Inventories	8,356	7,870
Trade receivables	29,383	27,479
Held to maturity investments	—	—
Other current assets	6,121	4,481
Cash and cash equivalents	53,832	55,912
Total current assets	97,692	95,742
Total assets	176,975	161,920

	As of June 30	As of December 31
(in thousands)	2017	2016
	€	€
Equity and liabilities
Equity
Share capital	2,729	2,729
Share premium	79,497	79,019
Consolidated reserves	(3,369)	(1,603)
Other comprehensive income	(1,438)	(1,112)
Equity attributable to the owners of the parent	77,419	79,033
Non-controlling interest	—	—
Total equity	77,419	79,033

Non-current liabilities
Loans & borrowings	40,146	28,267
Deferred tax liabilities	1,078	1,325
Deferred income	2,869	3,588
Other non-current liabilities	2,122	1,873
Total non-current liabilities	46,215	35,053

Current liabilities
Loans & borrowings	6,587	5,539
Trade payables	16,009	13,400
Tax payables	748	926
Deferred income	20,164	17,822
Other current liabilities	9,833	10,147

Total current liabilities	53,341	47,834
Total equity and liabilities	176,975	161,920

Consolidated statement of cash flows (Unaudited)

	For the six months ended June 30
(in thousands)	2017	2016
	€	€
Operating activities
Net (loss) profit of the period	(1,771)	(3,587)
Non-cash and operational adjustments
Depreciation of property, plant & equipment	3,954	3,012
Amortization of intangible assets	1,269	938
Share-based payment expense	700	360
Loss (gain) on disposal of property, plant & equipment	28	(62)
Fair value contingent liabilities	—	54
Movement in provisions	14	—
Movement reserve for bad debt	139	111
Financial income	(318)	(87)
Financial expense	585	483
Impact of foreign currencies	302	131
Share in loss of a joint venture (equity method)	431	299
Deferred tax expense (income)	(150)	(159)
Income taxes	542	781
Other	(58)	(40)
Working capital adjustment & income tax paid
Increase in trade receivables and other receivables	(3,580)	1,654
Decrease (increase) in inventories	(509)	(5)
Increase in trade payables and other payables	4,207	2,442
Income tax paid	(597)	(544)
Net cash flow from operating activities	5,188	5,781

	For the six months ended June 30
(in thousands)	2017	2016
	€	€
Investing activities
Purchase of property, plant & equipment	(15,770)	(5,831)
Purchase of intangible assets	(1,027)	(526)
Proceeds from the sale of property, plant & equipment (net)	104	708
Proceeds from the sale of intangible assets (net)	—	19
Acquisition of subsidiary	—	—
Investments in joint-ventures	(500)	—
Interest received	241	6
Net cash flow used in investing activities	(16,952)	(5,624)

Financing activities
Proceeds from loans & borrowings	14,203	2,812
Repayment of loans & borrowings	(1,634)	(1,346)
Repayment of finance leases	(1,405)	(843)
Interest paid	(302)	(328)
Other financial income (expense)	(154)	(32)
Net cash flow from (used in) financing activities	10,708	263

Net increase of cash & cash equivalents	(1,056)	420
Cash & cash equivalents at beginning of the year	55,912	50,726
Exchange rate differences on cash & cash equivalents	(1,024)	158
Cash & cash equivalents at end of the year	53,832	51,304

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	For the three months ended 30 June		For the six months ended 30 June
(in thousands)	2017	2016	2017	2016
	€	€	€	€
Net profit (loss) for the period	(955)	(436)	(1,771)	(3,587)

Income taxes	191	(639)	392	621
Finance expenses	1,317	609	2,236	1,506
Finance income	(890)	(816)	(1,667)	(979)
Share in loss of joint venture	42	131	431	299
Depreciation and amortization	2,656	2,040	5,224	3,950

EBITDA	2,361	889	4,845	1,810

Non-cash stock-based compensation expense (1)	371	145	700	359

ADJUSTED EBITDA	2,732	1,034	5,545	2,169

(1)	Non-cash stock-based compensation expenses represent the cost of equity-settled and cash-settled share-based payments to employees.

Segment P&L (Unaudited)

(in thousands)	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
	€	€	€	€	€	€
For the six months ended June 30, 2017
Revenues	16,880	20,578	27,862	65,320	213	65,533
Segment EBITDA	5,945	1,072	2,563	9,580	(4,735)	4,845

Segment EBITDA %	35.2%	5.2%	9.2%	14.7%		7.4%

For the six months ended June 30, 2016
Revenues	14,412	18,312	21,513	54,237	27	54,264
Segment EBITDA	4,367	(516)	687	4,538	(2,728)	1,810

Segment EBITDA %	30.3%	-2.8%	3.2%	8.4%		3.3%

(in thousands)	Materialise Software	Materialise Medical	Materialise Manufacturing	Total segments	Unallocated	Consolidated
	€	€	€	€	€	€
For the three months ended June 30, 2017
Revenues	8,305	10,646	14,455	33,406	206	33,612
Segment EBITDA	2,952	758	1,241	4,951	(2,590)	2,361

Segment EBITDA %	35.5%	7.1%	8.6%	14.8%		7.0%

For the three months ended June 30, 2016
Revenues	6,981	9,706	10,907	27,594	3	27,597
Segment EBITDA	1,602	14	430	2,046	(1,157)	889

Segment EBITDA %	22.9%	0.1%	3.9%	7.4%		3.2%

Reconciliation of Net Profit (Loss) to Segment EBITDA (Unaudited)

	For the three months ended 30 June		For the six months ended 30 June
(in thousands)	2017	2016	2017	2016
	€	€	€	€
Net profit (loss) for the period	(955)	(436)	(1,771)	(3,587)
Income taxes	191	(639)	392	621
Finance cost	1,317	609	2,236	1,506
Finance income	(890)	(816)	(1,667)	(979)
Share in loss of joint venture	42	131	431	299

Operating profit	(295)	(1,151)	(379)	(2,140)

Depreciation and amortization	2,656	2,040	5,224	3,950
Corporate research and development	516	392	1,025	959
Corporate headquarter costs	2,464	1,801	4,537	3,539
Other operating income (expense)	(390)	(1,036)	(827)	(1,770)

Segment EBITDA	4,951	2,046	9,580	4,538

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name:	Wilfried Vancraen
Title:	Chief Executive Officer

Date: August 8, 2017